

 DOORVEST



Andrew Luong · 3rd
Co-founder / CEO at Doorvest - we're hiring!
San Francisco Bay Area · **Contact info**
500+ connections

 Doorvest

 University of San Francisco

Experience

 **Co-founder / CEO**
Doorvest
2019 – Present · 2 yrs
San Francisco Bay Area

Doorvest is an end-to-end real estate investing platform that helps busy working people own and invest in passive income rental homes.

I love chatting about personal finance, investing and real estate! Shoot me an email: andrew@doorvest.com

 **Principal**
NextGen Capital Ventures LLC
May 2014 – Present · 7 yrs 7 mos
Sacramento, CA & Houston, TX Area

I invest in single family & small multifamily homes across the US - often raising private capital to fund projects.

 **Human Interest**
1 yr 11 mos

Partnerships Manager
Aug 2018 – Jul 2019 · 1 yr
San Francisco Bay Area

Human Interest (fka Captain401) was founded to help address the #1 financial concern for Americans: not having enough money for retirement.

Specializing in working with startups & small businesses, Human Interest offers the ...see more

Account Executive
Sep 2017 – Jul 2019 · 1 yr 11 mos
San Francisco Bay Area

 **Account Executive**
Indeed.com
Jul 2016 – Sep 2017 · 1 yr 3 mos
San Francisco Bay Area

Indeed is the #1 job site worldwide, available in more than 50 countries and 28 languages, and covering 94% of global GDP. With more than 200M unique visitors, Indeed has double the traffic of the next leading job site. According to a recent study, Indeed is the #1 source of external hire for employers.

 **Account Executive / Sales Operations**
Gengo
Feb 2015 – Jun 2016 · 1 yr 5 mos
San Francisco Bay Area

(Acquired by Lionbridge) Gengo is a global, people-powered translation platform enabling everyone to read and publish across languages with one click.

Show 1 more experience ⌄

Education

 **University of San Francisco**
Finance

Licenses & certifications

 **California Licensed Real Estate Salesperson | CalBRE# 01972404**
CALIFORNIA ASSOCIATION OF REALTORS®
Issued Mar 2015 · Expires Mar 2023